September 28, 2012

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

ATTN:   Brian Cascio

Accounting Branch Chief

RE:                              Comment Letter dated August 30, 2012 regarding American Science and Engineering,

Inc. (“AS&E or the “Company”)

Form 10-K for the Year Ended March 31, 2012,

Form 10-Q for the Quarterly Period Ended June 30, 2012,

Current Report on Form 8-K dated August 27, 2012

File No. 001-06549

Dear Mr. Cascio,

Please find below our responses to comments presented in your letter referenced above.  Please feel free to contact John DeLuca, General Counsel, or me, at 978-262-8700 with any questions.

Form 10-K for the Fiscal Year Ended March 31, 2012

1.             Please provide an analysis as to whether you meet the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 and, if so, whether you come within any exception to such definition or are otherwise exempt from registration with the SEC as an investment company.  In your response, please provide us with specific facts regarding the investment company status of the Company.

Response:  You have asked us to provide an analysis as to whether American Science and Engineering, Inc. (the “Company”) is an investment company within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Company is not an “investment company” for three reasons.

•                  First, the Company does not own investment securities having a value exceeding 40% of the value of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis as described in Section 3(a)(1)(C) of the 1940 Act.

•                  Second, the Company is not an investment company under Section 3(a)(1)(A) of the 1940 Act because the Company is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities;

•                  Third, the Company is excluded from the definition of “investment company” by 3(b)(1) of the 1940 Act because the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities;

We discuss each of these reasons below.

Section 3(a)(1)(C) Analysis

Section 3(a)(1)(C)  provides an objective test, based on the composition of the issuer’s assets, to determine whether an issuer is an “investment company.” Section 3(a)(1)(C) defines “investment company” to be any issuer that is engaged in the business of investing, reinvesting, owning, holding, or trading securities and owns, or proposes to acquire “investment securities” having a value exceeding 40 % of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Based on the Company’s most recent balance sheet, it appears that investment securities represent more than 40 % of total assets.  Of course, Section 3(a)(1)(C) requires a different calculation than that required by generally accepted accounting principles (“GAAP”).  Section 3(a)(1)(C) requires an analysis using unconsolidated data, rather than consolidated and requires that assets be valued at their current value, rather than their book value.  The U.S. Court of Appeals for the Seventh Circuit has noted that the value of the company’s accounting assets may “have the potential to mislead” in that accounting assets may not adequately reflect the value of the company’s intangible assets, such as patents and trademarks not reflected in the balance sheet.(1) Thus, valuing the Company’s assets using the methodology prescribed by the Seventh Circuit rather than the accounting value using GAAP, would result in the company’s investment securities being a lower percentage of its total assets.

Section 3(b)(1) and Section 3(a)(1)(A) Analysis

Section 3(b)(1) excludes from the definition of “investment company” any company “primarily engaged” in a business other than investing, reinvesting, owning, holding, or trading in securities, regardless of the application of the 40% test.  The Securities Exchange Commission (the “SEC”) has focused on five factors of the so-called Tonopah(2) test to determine whether an issuer is “primarily engaged” in a non-investment company business under Section 3(b)(1).  Under that test, the factors are (1) the company’s historical development; (2) the company’s public representations of policy; (3) the investment activities of the company’s officers and directors; (4) the nature of the company’s present assets; and (5) the sources of the company’s present income.

•                  Historical Development:  At all times since its inception in 1958 and its initial public offering in 1975, the Company has been engaged in the development of innovative technologies, particularly in the field of X-ray technology.  The Company develops, manufactures, markets, and sells X-ray inspection and other detection products.  These products are designed to uncover threats and commonly smuggled goods. The Company also provides maintenance, warranty, engineering, and training services related to its products.  The Company sells its products throughout the world to a variety of customers

(1)  See SEC v.  National Presto Industries, Inc., 486 F.3d 305, 314 (7th Cir.  2007) (“National Presto”).

(2)  See Tonopah Mining Co. of Nevada, 26 SEC 426 (1947) (“Tonopah”).

including customs agencies and military organizations.  The products designed and sold by the Company are used to combat terrorism, trade fraud, drug trafficking, weapons smuggling, and illegal immigration.  Today, the Company’s X-ray inspection systems can be found in more than 100 countries.

•                  Public Representations of Policy:  The Company has never represented that it is involved in any business other than developing and selling X-ray and detection technologies.  The Company’s filings on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), communications with its shareholders, website, and other public communications, all demonstrate the Company consistently holds itself out as engaging in the developing, manufacturing, and selling of X-ray and other detection technologies.  The Company does not and never has held itself out to the public as an investment company.  The Company has never issued a press release concerning its holding of “investment securities” or the amount of its “investment income.”

•                  Activities of Directors and Officers:  The Company’s Board of Directors focuses almost exclusively on the Company’s technology business.  Other than approving the Company’s Investment Policy, the Board of Directors’ involvement with the Company’s cash management investments is insignificant.  Similarly, the Company’s officers are almost exclusively focused on the Company’s technology business and related matters.  Of the more than 400 employees of the Company, only two officers, the Treasurer and Assistant Treasurer, participate substantively in cash management and investment activities and those activities only occupy a portion of each such officer’s respective time.

•                  Nature of Assets:  The Company’s assets reflect substantial inventories and other hard assets consistent with a technology company that has significant business operations and dedicates significant assets to research and development.  Although the Company’s assets also include a significant amount of cash, cash equivalents and short-term investments, these are held for the purpose of preserving its capital until it is needed by the Company to fund operations, research and development, future acquisitions or for some other bona fide business purpose.  As required by the Investment Policy, the Company’s cash management investments are not speculative in nature.  Rather the Investment Policy ensures that the cash management investments will be liquid, high-quality short- to medium-term investments, subject to limits on maturity, concentration and credit quality.  The Company uses its accumulated cash management investments for bona fide business purposes and does not invest or trade cash management investments for short-term speculative purposes.

•                  Sources of Income:  For the four fiscal quarters ended June 30, 2012, the Company had gross revenues of approximately $199,793,000 and generated net income of approximately $19,931,000.  In these four fiscal quarters combined, the Company’s investment income derived from investments was only approximately $696,000 or 3.5% of the Company’s net income.  During this period, substantially all of the Company’s income other than investment income was derived from product sales, contract revenues, and service revenues.

Each of the five factors strongly supports the conclusion that the Company is engaged primarily in a business other than investing in securities, namely the business of developing and selling X-ray and other detection technologies used to combat terrorism, trade fraud, drug trafficking, weapons smuggling, and illegal immigration.  Accordingly, the Company is excluded from the definition of “investment company” by Section 3(b)(1) because the Company is engaged primarily in the technology field.  The same analysis applies for purposes of Section 3(a)(1)(A).(3)

Business, page 3

2.             Please tell us about the nature of government regulation of your products in each material jurisdiction.  Also tell us about the status of any required regulatory approvals, when and how these approvals would terminate, and remedies for non-compliance with government regulation.  For example, what is the process for obtaining the export approval that you mention on page 11?  Which products have received that approval?  When do the approvals expire, and how can they be terminated?  Are your products subject to regulation by the Food and Drug Administration?

Response:  All of the Company’s products are currently under the Department of Commerce, Bureau of Industry and Security’s jurisdiction.  The following products require an export license prior to exportation anywhere outside of the United States:  OmniView I & II, High Energy Mobile, Sentry, and Military Trailer as well as certain major components of our systems such as the linear accelerator and the betatron.  We have a “License Initiation Process” and maintain a License status log to track our outstanding export licenses.  We currently have approximately 20 open export licenses with expiration dates through July of 2016.  License approvals are normally valid for two years but can be approved for a longer period of time if requested.  They can be considered terminated when the validity period has expired, the quantity approved has been shipped or the value has been consumed. The Company provides export compliance training to its employees and emphasizes the need to report any suspicion of a potential violation either through the chain of command or to the Company’s export control officer.

In addition, our products are subject to regulation by the Center for Devices and Radiological Health of the United States Food and Drug Administration (“CDRH”) per 21 CFR 1002 and by various state regulatory agencies.  The Company must file an initial report with the CDRH before introduction of a new product and file annual reports with the CDRH and periodic reports with the various states reporting the sales activity of these products.  These filings do not have an expiration date and can be terminated upon notification by the Company that the product line has been sold or discontinued.

The Company will expand its disclosure in its future filings of the effect of existing or probable government regulations on its business.

(3)  The SEC has noted that a finding that an issuer is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities under Section 3(b)(1) necessarily means the issuer is not engaged primarily in the business of investing, reinvesting, or trading in securities for purposes of Section 3(a)(1)(A).  See ICOS Corp., Investment Company Release No. 19334 (Mar. 16, 1993) (“ICOS Corp.”), 53 SEC-Docket 1812, 1993 SEC LEXIS 592; Investment Company Act Release No. 10937 (Nov. 13, 1979) (proposing Rule 3a-1); Investment Company Act Release No. 19566, [1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶85,204 at 84,225 n.10 (Jul 8, 1993).

Customers, page 7

3.             Please tell us, and disclose in future filings, the names of the customers that contributed to 10% or more of your revenue.  See Regulation S-K Item 101(c)(1)(vii).

Response:  In future filings we will include the names of the customers that contributed to 10% or more of our revenue in accordance with Regulation S-K Item 101(c)(1)(vii).  For the fiscal year ended March 31, 2012, 23% of customer revenues came from the U.S. Army.  For the fiscal year ended March 31, 2011, the U.S. Army, the U.S. Department of State and Olive Group FZ, LLC comprised 30%, 12% and 11% of customer revenues respectively.  For the year ended March 31, 2010, the U.S. Marine Corps and the U.S. Army comprised 24% and 12% of the customer revenues, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.             Please tell us why you combine your discussion of products sales and contracts.  In your response, show us the changes in revenue and margins related to product sales and contracts separately, both for your most recently completed fiscal year and for your first subsequent fiscal quarter.  Also tell us about any material contracts that will expire within the next year; quantify the historic contribution of those contracts to your business, and tell us where you disclose this information.

Response:  Included in products sales and contracts revenues are revenues for the Company’s systems produced in our standard manufacturing operations and recognized in accordance with ASC 605-10 (the Company’s parcel and personnel scanning systems, Z Backscatter Vans and certain cargo scanning systems) and systems custom manufactured to a customer’s specifications and recognized on a percentage of completion or completed contract basis in accordance with ASC 605-35 (other cargo scanning systems and products developed under contract research and development contracts).  Contracts often contain requirements for both our standard manufactured products and custom manufactured systems, in which case the revenues are allocated between the products in accordance with the multiple element revenue recognition guidance in ASC 605-25.  We disclose product sales and contracts together as the procurement, manufacturing, and engineering resources that support these builds are combined, the sales and program management teams oversee both types of products, and management does not differentiate between single unit product orders and the more complex multiple unit contracts when analyzing the results of operations.

As is noted in Note 1 to our Annual Report on Form 10-K, the lengths of these contracts typically range from one to three years from order to delivery and acceptance depending on the customer delivery needs and the amount of site work that needs to be performed prior to installation of the equipment.

In addition to these contracts for product, we have service and maintenance contracts which are included within our service revenues on the face of the income statement.

2012 Compared to 2011, page 19

5.             With a view toward clarified disclosure in your future filings, please tell us what portion of the lower sales was a result of the government procurement policy paradigm shift mentioned in your May 14, 2012 conference call and why you do not discuss this shift in your MD&A.  Provide us any documentation you have regarding this shift and when it occurred.

Response:  During fiscal 2012, the Company has lost certain awards to competitors that when awarded, were identified by the contracting officer as having been awarded using the LPTA (Lowest Priced Technically Acceptable) criteria.  The largest of these awards since September 2011 was the Entry Control Point award by the U.S. Army in which the Company met all of the technical requirements but did not submit the lowest bid for the contract.  The contract amount awarded was $97 million.  It is difficult to quantify with accuracy the dollar impact of lost awards on any particular period as the delivery schedules could be fluid and these contracts were for multiple units and service.  In addition, no allocation of revenues under a multi-element award was performed.

As to documentation regarding a shift in procurement policies and when it occurred, there was no formal announcement by the government indicating that there would be a go-forward LPTA policy for all solicitations.  Rather the Company has seen an increase in the number of solicitations which indicate that the award would be based using the LPTA criteria.  In addition, there have been articles in the press noting that the government is now utilizing LPTA criteria on more complex technical solicitations rather than just on more standard procurements as it had in the past.  In future filings we will look to expand our disclosure of these types of trends in our MD&A and risk factors.

6.             Please clarify the types of revenues you derive from military sales such that “force reduction” would decrease your sales to the extent you mentioned.

Response:  AS&E manufactures security equipment for parcel, personnel, cargo and vehicle screening which is utilized by the military to detect explosives, including car and truck bombs, radioactive threats including nuclear devices and dirty bombs, plastic and metal weapons, and shielding to conceal radioactive materials.  Our Z Backscatter Van (ZBV) and our ZBV Military Trailer, a rugged X-ray screening system built onto a standard 5-ton military trailer, are utilized in war zones to scan trucks and cars entering military bases to protect against Vehicle Borne Improvised Explosive Devices (VBIED).  The Company’s Smartcheck Inspection Module (SIM) is utilized by the military to scan personnel entering military bases to search for hidden weapons and explosives.  As such, with the force reductions which have occurred and are anticipated, and the closing of military bases in the war zones, demand for new equipment and service is expected to decrease, the extent of which is not yet clear.

7.             Under cost of sales you disclose that gross margin for products and contracts decreased in fiscal 2012 primarily because of (1) contract loss reserves, (2) equipment write-downs and (2)inventory impairment.  We also see similar disclosure explaining decreased product and contract gross margin in the Form 10-Q for the quarter ended June 30, 2012.  Accordingly, in future filings please separately quantify the amounts of individual factors cited in explaining changes in gross margin and describe the underlying causes of the factors cited.  Show us how you intend to apply this comment.

Response:  The following is an example of the type of enhanced disclosure we intend to include in future filings:

“Cost of product sales and contracts of $65,500,000 in fiscal 2012 decreased by $38,562,000 or 37% as compared to the prior year. Cost of product sales and contracts totaled 57% of revenues in fiscal 2012, as compared to 54% of revenues in fiscal 2011. The resultant decrease in gross margin is primarily the result of approximately $3.4 million in inventory reserves accrued for during the period for excess and obsolete inventory, $3.1 million in loss accruals provided for during the year on certain long-term contracts, and $1.2 million expensed for the write-down of certain equipment held in inventory to a lower of cost or net realizable value. ”

Financial Statements

Consolidated Statements of Operations, page 31

8.             It appears that contract research and development is presented under the caption “net product sales and contract revenues”.  Tell us how you determined that it is appropriate to present contract research and development with product revenues as opposed to service revenues for financial statement purposes.  Refer to Rule 5-03(b) of Regulation S-X.

Response:  Rule 5-03(b) of Regulation S-X states the following:

If income is derived from more than one of the subcaptions described under § 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under § 210.5-03.2 shall be combined in the same manner.

1.             Net sales and gross revenues. State separately: (a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.

The Company’s contract research and development engagements typically involve the Company being contracted to develop a system with a new application, a system which could detect a new type of material, or to detect something of unusual size or dimension.  The output of these contracts is typically a tangible product.  As such, it is properly included in the Company’s product sales and contract revenues.

9.             As a related matter, please also tell us how you evaluated the guidance from FASB Codification Topic 912-730 in assessing whether contract research and development services are revenue versus cost sharing arrangements for income statement presentation purposes.

Response:  ASC 912-730-15-2 applies to contractual arrangements meeting all of the following conditions.  As noted below, at least one of the six required conditions is not applicable to the Company.

a.             The activities performed in connection with the contractual arrangement qualify as research and development.  Applicable.  As noted above, the arrangements classified at AS&E as contract research and development typically involve the development of a system with a new application as requested by the customer.

b. The contractor retains a right to the data and results of the research and development activities. Applicable.  The Company typically retains a right to the data in these contracts.

c. The contractual arrangement obligates the contractor to perform only on a best-efforts basis to achieve the agreed-on objectives of the research and development activity, rather than to deliver a product or service meeting defined performance or other (such as design) specifications.  Applicable.  The contract research and development programs are typically funded for a certain amount for a deliverable and as development progresses, further funding may be obtained or the program terminated at the discretion of the customer.

d. At the inception of the contract, the contractor and the customer enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. This condition will be met if contractual or other documentation specifically evidences acknowledgment of this expectation by both the contractor and the customer. Implicit in this condition is the existence of significant uncertainty at the date the contractor enters into the arrangement regarding the likelihood of successfully securing follow-on contracts related to the research and development activity. Not Applicable.  The contract research and development engagements typically entered involve the Company being reimbursed on a cost-plus a fixed fee basis with no requirement for the Company to independently fund any portion of the development.

e. The research and development arrangement is not combined with other contracts or segmented in Accordance with paragraphs 605-35-25-5 through 25-14.  Applicable.  Contract research and development programs are typically stand-alone engagements.

f. The federal government is the sole or principal expected ultimate customer (including foreign military sales) for the research and development activity or products directly resulting from the research and development activity subject to the arrangements.  This is contract dependent.  Contract research and development contracts may be with parties outside of the federal government.

Based on the fact that the Company is not required to independently fund these engagements, these contracts are considered by the Company to be revenue contracts for financial statement purposes and not cost-sharing contracts.

Note 1 — Nature of Operations and Summary of Significant Accounting Policies, page 34.

Impairment of Long-Lived Assets, page 37

10.          Tell us how the statement that no costs are recognized for impairment of long-lived assets in 2012 is consistent with your disclosure in MD&A on page 19 that gross margin in 2012 was negatively impacted by the “write-down of certain equipment”.

Response:  The write-down of certain equipment noted in the Company’s MD&A related to systems constructed for sale and which were included in inventory.  The assets written down were not considered long-lived assets and therefore were not considered impaired long-lived assets.

Note 5.  Warranty Obligations, page 42

11.          Please tell us the reasons for the decrease in warranty provision and related accrual in fiscal 2012.

Response:  The Company provides a one-year warranty on it parcel and personnel scanning equipment and its Z Backscatter systems.  The decrease in the warranty provision in fiscal 2012 and related accrual at March 31, 2012 was primarily the result of a reduction in the number of systems under warranty during the period and at period end.  For the years ended March 31, 2011 and 2012, sales for parcel and personnel scanning and Z Backscatter systems were $117.8 million and $67.3 million, respectively.  This decline in the number of systems purchased and therefore under warranty was the primary cause for the decline in the warranty provision and related accrual in fiscal 2012.  To a lesser extent, some decline in the warranty provision in fiscal 2012 was the result of a decrease in the warranty costs per system.  In fiscal 2011 and early 2012, certain systems were experiencing high warranty costs due to extensive usage of the systems.  These systems were being used on a 24/7 basis resulting in a higher need for replacement of certain wear parts.  As these systems came out of warranty, the cost per system declined accordingly.

Note 7.  Business Segment Information, page 44

12.          We see that you have several product groups including (1) cargo inspection systems, (2) Z Backscatter systems, and (3) parcel and personnel screening inspection systems, as well as contract research and development, which appears to be classified with product revenues.  Please tell us how your enterprise-wide disclosure considers the guidance from FASB ASC-280-10-50-40.  Under the cited guidance, the notes to financial statements should present disclosure of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Response:  ASC 280-10-50-40 states the following:

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

As is noted in question 4 above, the Company manufactures various models of x-ray security equipment which scan parcels, personnel, vehicles, and cargo.  The procurement, manufacturing, and engineering resources that support these builds are combined, and the sales and program management teams oversee all models of these products.  We consider these various models to all be similar products within one segment and break out the revenues for the sale of these products from the revenues received for service and maintenance of these systems.

As we do discuss certain groups of models in our MD&A,  in future annual filings we will add the disclosure to further disaggregate revenue into certain model groupings in a manner consistent with the business description section of our Annual Report on Form 10-K.  The following is an example of the disclosure that will be provided:

The following table presents net sales and contract revenues by product and service categories:

	For the fiscal year ended
(In thousands)	2012	2011	2010

Cargo Inspection Systems	$33,871	$63,638	$60,544
Z Backscatter Systems	46,874	100,230	81,487
Parcel and Personnel Screening Inspection Systems	20,419	17,585	10,065
Other product sales and contract revenue	12,960	11,365	13,614
Total net product sales and contract revenues	114,124	192,818	165,710
Net service revenues	89,428	85,758	76,383
Total net sales and contract revenues	$203,552	$278,576	$242,093

13.          We see that your disclosure about sales outside of the United States is summarized by geographic region.  Please explain to us whether sales in any individual foreign countries are material.  In that regard, FASB ASC 280-10-50-41a provides that if revenues from external customers attributed to any individual foreign country are material, those revenues should be disclosed separately.

Response:  In fiscal 2012, the largest concentration of revenues from any one country was 11.0% of the Company’s revenues.  In future filings, the Company will continue to monitor whether sales to any individual foreign countries are material for disclosure.

Note 9.  Commitment and Contingencies, page 47

14.          In light of the current uncertainties regarding the U.S. Federal Budget, tell us how the notes to financial statements consider the disclosure guidance regarding risks and uncertainties set for in FASB ASC 912-275-50-6.  Under the cited guidance, if there are indications that a contract termination may occur and the termination would have a material effect on the contract’s operations, disclosure of the circumstances and the potential effects shall be made in the notes to financial statements.  Indicators of a potential contract termination include notice of a possible termination, contract performance problems, procurement cutbacks, and so forth.

Response:  The Company will continue to consider the requirements of ASC 912-275-50-6 in each of its filings.  FASB ASC 912-275-50-6 states the following:

The government contractor is subject to a degree of risk different from its commercial counterpart because of the unilateral contract right of the government to terminate a contract.  If there are indications that a contract termination may occur and the termination would have a material effect on the contractor’s operations, disclosure of the circumstances and the potential effects shall be made in the notes to financial statements.

Indicators of a potential contract termination include notice of a possible termination, contract performance problems, procurement cutbacks, and so forth.

As noted in the customer and sales backlog sections of our 10-K for the year ended March 31, 2012, the Company received one termination for convenience related to a government contract in each of the years ended March 31, 2012, March 31, 2011 and March 31, 2010.  In the quarter ended June 30, 2012 the Company received no notices of possible termination and no contracts incurred performance problems that would indicate the contract was to be terminated.  Typically the contracts received from the government include clauses allowing for the reimbursement from the government of costs incurred to date plus any costs directly resulting from such termination.  As such, the Company does not anticipate material losses resulting from termination of contracts for convenience should they occur. The Company did not incur any material losses related to the terminations noted above.  Accordingly, we do not believe any additional disclosure is required.

Form 10-Q for the Quarterly Period ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11.

15.          We note that, in your conference call dated August 2, 2012, you discuss a trend in BOT programs and anticipated declines in your DOD business.  Please tell us why you have not discuss these know trends or uncertainties in your MD&A. See Items 303(a)(2), (a)(3)(ii) and (b).

Response:  In the conference call dated August 2, 2012 Mr. Fabiano, the Company’s CEO, noted that there is a trend moving to BOT programs.  To date, we have seen BOT opportunities discussed in various regions of the world and there have been certain BOT programs awarded to one of our competitors, but these programs are still in their very early stages.  These BOT programs are seen as an opportunity for the Company to potentially diversify into a new service opportunity, and we may pursue them further.  However, at the current time, these programs are not materially impacting our business in a manner considered to require disclosure.

As was also noted by Mr. Fabiano, there is an anticipated decline in the DOD business over the next few years.  We have noted in our risk factors our concentration of revenues from US Government customers, our dependence on government policies and appropriations and how our operations would be impacted by a reduction in government spending.  It is as yet unclear, however, how the decline in overall DOD spending will impact our Company in the short-term.  The DOD is still determining what it will do with our equipment currently installed in the war zones as is evidenced by the recent renewal of the service agreements on equipment installed.  In addition, future procurements for new equipment continue to be discussed for the DOD.

The Company will continue to review the requirements of Items 303(a)(2), (a)(3)(ii) and (b) in preparing its MD&A disclosures.

Current Report on Form 8-K dated August 27, 2012

16.          We note the disclosure of your new contract.  Please provide us your analysis of whether you should identify the customer, the duration over which the disclosed $34.3 million will be earned, and any material termination provisions or other material terms of the agreement.  Include in your response your analysis of whether the identity of the customer would provide investors information about the ability of the customer to satisfy its obligations over the duration of the agreement.  See Rule 12b-20.

Response:  The contract discussed in this report on Form 8-K was a one-year renewal of a service and maintenance contract in the normal course of business.  The customer, the US federal government, was not disclosed as we did not have a specific release from the customer at the time of the filing.  The Company does not believe that the lack of further information makes this release misleading as is discussed in Rule 12b-20.

The Company acknowledges that:

•              It is responsible for the adequacy and accuracy of the disclosures in its filings.

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please let us know.

Best regards,

/s/ Kenneth J. Galaznik

Kenneth J. Galaznik
Senior Vice President, Chief Financial Officer and Treasurer

cc:   Leanne Imparato

John DeLuca, Esq.

David Westenberg, Esq.